Ever-Glory International Group Limited
100 N. Barranca Ave., #810
West Covina, California 91791

January 8, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Ryan Rohn

Re:	Ever-Glory International Group, Inc.
Form 8-K Item 4.01
Filed December 18, 2007
File No. 000-28806

Dear Mr. Kuhn:

On behalf of Ever-Glory International Group, Inc. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 19, 2007.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

1.
We note your disclosure that you terminated the firm of Jimmy C.H. Cheung & Co. as your accountants.  Amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed.  Refer to Item 304(a)(1)(i) of Regulation S-B.

Response: Jimmy C.H. Cheung & Co. was dismissed as the Company’s accountants. We have made such disclosure in the Company’s Amendment No. 2 of the Form 8-K Current Report, a copy of which accompanies this letter.

2.
We note your disclosure that you will file a copy of Cheung & Co.’s letter as an Exhibit.  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Ryan Rohn
Securities and Exchange Commission
January 8, 2008

Response:  We filed an Exhibit 16 letter from Cheung & Co. with the Company’s Amendment No. 1 of the Form 8-K Current Report filed with the Commission on December 20, 2007.

*   *   *   *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact Mr. Edgar Park of Richardson & Patel LLP by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Kang Yihua
Ever-Glory International Group Limited
By: Kang Yihua
Its: Chief Executive Officer